CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED AUGUST 31, 2020 AND 2019

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in Canadian Dollars)

		As at
		August 31,	May 31,
	Notes	2020	2020
ASSETS
Current assets
Cash		$8,486,134	$4,695,653
Accounts receivables	3	488,026	232,042
Prepaid expenses and other		421,617	300,638
Total current assets		9,395,777	5,228,333

Non-current assets
Royalty, stream, and other interests	4	69,573,854	62,570,580
Investment in Silverback	5	2,065,645	1,978,043
Right-of-use asset		-	3,721
Total non-current assets		71,639,499	64,552,344
TOTAL ASSETS		$81,035,276	$69,780,677

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables	6	$1,020,209	$1,849,326
Total current liabilities		1,020,209	1,849,326

Non-current liabilities
Loans payable	7	4,453,913	4,595,440
Deferred income tax liabilities	9	626,926	660,305
Total non-current liabilities		5,080,839	5,255,745
Total liabilities		6,101,048	7,105,071

EQUITY
Share capital	10	108,011,845	92,198,893
Reserves		7,498,903	9,153,352
Deficit		(40,576,520)	(38,676,639)
Total equity		74,934,228	62,675,606
TOTAL LIABILITIES AND EQUITY		$81,035,276	$69,780,677

Event after reporting date (Note 15)

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on October 8, 2020.

Approved by the Board of Directors

"Brett Heath"	Director	"Terry Krepiakevich"	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Unaudited - Expressed in Canadian Dollars, except for share amounts)

		Three months ended
		August 31,
	Notes	2020	2019
			(Deferred tax
			restated) (1)
Revenue from royalty interests	8	$452,387	$-
Revenue from stream interest	8	-	160,298
Total revenue		452,387	160,298
Cost of sales, excluding depletion		-	(46,628)
Depletion on royalty and stream interests	4	(274,134)	(35,655)
Gross profit		178,253	78,015

General and administrative expenses		(923,588)	(740,542)
Share-based payments	10	(685,694)	(536,904)
Loss from operations		(1,431,029)	(1,199,431)

Share of net income of Silverback	5	87,602	42,076
Interest expense	7	(262,653)	(137,858)
Finance charges	7	(144,808)	(336,098)
Accretion and other expenses		(9,709)	(11,448)
Fair value adjustment on marketable securities		53,923	-
Foreign exchange gain		20,912	62,614
Loss before income taxes		(1,685,762)	(1,580,145)
Current income tax recovery (expense)	9	(50,065)	731,804
Deferred income tax recovery (expense)	9, 14	(164,054)	384,415
Net loss		$(1,899,881)	$(463,926)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment		(832,151)	(478,669)
Other comprehensive income (loss)		(832,151)	(478,669)
Total comprehensive loss		$(2,732,032)	$(942,595)

Earnings (loss) per share - basic and diluted		$(0.05)	$(0.01)
Weighted average number of shares outstanding - basic and diluted		36,214,370	33,322,502

(1) For additional details on the restatement of the prior period deferred taxes see Note 14

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited - Expressed in Canadian Dollars)

		Three months ended
		August 31,
	Notes	2020	2019
			(Deferred tax
CASH FLOWS FROM OPERATING ACTIVITIES			restated) (1)
Net loss	14	$(1,899,881)	$(463,926)
Items not affecting cash:
Share of net income of Silverback	5	(87,602)	(42,076)
Depletion and amortization		277,855	41,233
Interest and accretion expense		262,653	138,186
Finance charges		144,808	336,098
Share-based payments		685,694	536,904
Deferred income tax expense (recovery)	14	164,054	(384,415)
Fair value adjustment on marketable securities		(53,923)	-
Unrealized foreign exchange effect		41,208	(48,925)
		(465,134)	113,079
Changes in non-cash working capital items:
Accounts receivable		(255,984)	(35,896)
Prepaid expenses and other		(68,979)	-
Trade and other payables		(829,117)	(834,830)
Net cash used in operating activities		(1,619,214)	(757,647)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests	4	(1,563,491)	(542,698)
Net cash used in investing activities		(1,563,491)	(542,698)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options		93,700	252,599
Proceeds from exercise of share purchase warrants		2,270,815	267,416
Dividend paid		-	(399,094)
Proceeds from convertible loans facility	7	5,000,000	7,000,000
Repayment of loan principal		-	(2,666,250)
Interest paid		(135,415)	(179,980)
Finance charges paid		(144,808)	(336,098)
Net cash provided by financing activities		7,084,292	3,938,593

Effect of exchange rate changes on cash		(111,106)	(29,953)

Changes in cash during period		3,790,481	2,608,295
Cash, beginning of period		4,695,653	4,603,062
Cash, end of period		$8,486,134	$7,211,357

(1) For additional details on the restatement of the prior period deferred taxes see Note 14

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited - Expressed in Canadian Dollars, except for share amounts)

	Number of	Share			Total
	shares	capital	Reserves	Deficit	equity
			(Deferred tax	(Deferred tax
			restated)(1)	restated)(1)
Balance as at May 31, 2019	33,138,247	$83,058,255	$7,396,376	$(31,285,237)	$59,169,394
Acquisition of royalty and other interests	2,575	11,123	-	-	11,123
Exercise of stock options	295,417	762,304	(509,204)	-	253,100
Exercise of share purchase warrants	104,949	388,029	(120,613)	-	267,416
Share-based payments - stock options	-	-	318,470	-	318,470
Share-based payments - restricted share units	9,805	38,434	-	-	38,434
Allocation of conversion feature net of taxes (Note 7)(1)	-	-	2,031,092	-	2,031,092
Foreign currency translation adjustment	-	-	(478,669)	-	(478,669)
Dividend paid	-	-	-	(399,094)	(399,094)
Loss for the period(1)	-	-	-	(463,926)	(463,926)
Balance as at August 31, 2019	33,550,993	84,258,145	8,637,452	(32,148,257)	60,747,340

(1) For additional details on the restatement of the prior period deferred taxes see Note 14

	Number of	Share			Total
	shares	capital	Reserves	Deficit	equity
Balance as at May 31, 2020	35,114,048	92,198,893	9,153,352	(38,676,639)	62,675,606
Acquisition of royalty and other interests (Note 4)	899,201	6,474,247	-	-	6,474,247
Conversion on loan payable (Note 7)	1,079,136	6,407,181	(1,850,875)	-	4,556,306
Allocation of conversion feature net of taxes (Note 7)	-	-	909,892	-	909,892
Exercise of stock options	36,125	144,713	(51,013)	-	93,700
Exercise of share purchase warrants	512,476	2,492,811	(221,996)	-	2,270,815
Share-based payments - stock options	-	-	538,324	-	538,324
Share-based payments - restricted share units	75,000	294,000	(146,630)	-	147,370
Foreign currency translation adjustment	-	-	(832,151)	-	(832,151)
Loss for the period	-	-	-	(1,899,881)	(1,899,881)
Balance as at August 31, 2020	37,715,986	$108,011,845	$7,498,903	$(40,576,520)	$74,934,228

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2020 AND 2019

(Expressed in Canadian Dollars, unless otherwise stated)

1. NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in Canada, is a precious metals royalty and streaming company, who engages in the acquisition and management of precious metal royalties, streams, and similar production-based interests. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $40,576,520 as at August 31, 2020 (May 31, 2020 - $38,676,639) and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company's ability to generate profitable earnings in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance, cash flows from operating activities, and available credit facilities will be sufficient to fund the operations of the Company for the next twelve months.

In December 2019, the Company completed a consolidation of its common shares on the basis of one new share for four old shares (1:4) effective December 17, 2019 and the listing of its common shares on the NYSE effective January 8, 2020. All figures have been adjusted to reflect the one for four share consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These condensed interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements for the year ended May 31, 2020.

Basis of Preparation and Measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These consolidated financial statements are presented in Canadian Dollars except as otherwise indicated.

Accounting Policies

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's most recent annual consolidated financial statements for the year ended May 31, 2020.

METALLA ROYALTY & STREAMING LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2020 AND 2019

(Expressed in Canadian Dollars, unless otherwise stated)

3. ACCOUNTS RECEIVABLE

	As at
	August 31,	May 31,
	2020	2020
Royalty and stream receivables	$203,499	$-
GST and other recoverable taxes	235,240	180,943
Other receivables	49,287	51,099
Total accounts receivable	$488,026	$232,042

As at August 31, 2020 and May 31, 2020, the Company did not have any royalty and stream receivables that were past due. The Company's allowance for doubtful accounts as at August 31, 2020 and May 31, 2020, was $Nil.

4. ROYALTY, STREAM, AND OTHER INTERESTS

	Producing	Development	Exploration
	assets	assets	assets	Total
As at May 31, 2019	$3,617,750	$51,147,953	$1,494,680	$56,260,383
Alamos royalty portfolio acquisition	-	67,455	18,888	86,343
Fifteen Mile Stream (FMS) acquisition	-	530,067	-	530,067
NuevaUnión acquisition	-	1,381,733	-	1,381,733
Idaho Resources Corp. acquisition	-	-	5,761,852	5,761,852
Other additions	-	88,702	27,972	116,674
Depletion	(911,427)	-	-	(911,427)
Recoveries	-	-	(150,000)	(150,000)
Reclassification (Joaquin and COSE)	8,399,942	(8,399,942)	-	-
Currency translation adjustments	(399,420)	-	(105,625)	(505,045)
As at May 31, 2020	$10,706,845	$44,815,968	$7,047,767	$62,570,580
Wharf acquisition	8,037,738	-	-	8,037,738
Depletion	(274,134)	-	-	(274,134)
Currency translation adjustments	(458,252)	-	(302,078)	(760,330)
As at August 31, 2020	$18,012,197	$44,815,968	$6,745,689	$69,573,854

Historical Cost	$25,303,538	$44,815,968	$6,745,689	$76,865,195
Accumulated Depletion	$(7,291,341)	$-	$-	$(7,291,341)

*Note: For transactions prior to the reporting period, please refer to the Company's past audited financial statements available on SEDAR at www.sedar.com.

METALLA ROYALTY & STREAMING LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2020 AND 2019

(Expressed in Canadian Dollars, unless otherwise stated)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

During the three months ended August 31, 2020, the Company had the following acquisitions:

Wharf Acquisition

In June 2020, the Company closed an agreement to acquire an existing 1.0% Gross Value Return ("GVR") royalty interest on the operating Wharf Mine owned by Coeur Mining Inc from third parties. Under the terms of the agreement the third parties received cash of US$1,000,000 and 899,201 common shares (valued at $7.20 per share on June 30, 2020) as consideration for the GVR. The Company incurred $200,657 in transaction costs associated with this transaction. The Wharf mine is an open pit, heap leach operation located in the Northern Black Hills of South Dakota and has been in production since 1983, as such the Wharf GVR has been classified as a producing asset upon acquisition.

Fosterville Acquisition

In July 2020, the Company announced it had entered into an agreement with NuEnergy Gas Limited to acquire an existing 2.5% Net Smelter Return ("NSR") royalty on the northern and southern portions of Kirkland Lake Gold Ltd.'s operating Fosterville mine ("Fosterville") in Victoria, Australia, for a total consideration of AUD$2.0 million in cash and 467,730 common shares. The transaction closed after the period end on September 28, 2020.

5. INVESTMENT IN SILVERBACK

	Three months	Year ended
	ended	May 31,
	August 31, 2020	2020
Opening balance	$1,978,043	$2,191,431
Income in Silverback for the period/year	87,602	97,905
Distribution	-	(311,293)
Ending balance	$2,065,645	$1,978,043

The Company, through its wholly-owned subsidiary, holds a 15% interest in Silverback Ltd. ("Silverback"), which is a privately held company, whose sole business is the receipt and distribution of the net earnings of the New Luika Gold Mine ("NLGM") silver stream. Distributions to the shareholders are completed on an annual basis at minimum. Given the terms of the shareholders' agreement governing the policies over operations and distributions to shareholders, the Company's judgment is that it has significant influence over Silverback, but not control and therefore equity accounting is appropriate. Summarized financial information for the three months ended August 31, 2020 and 2019 of Silverback is as follows:

	Three months ended August 31,
	2020	2019
Current assets	$1,387,736	$1,179,379
Non-current assets	2,571,495	3,969,243
Total assets	3,959,231	5,148,621
Total liabilities	(218,447)	(239,713)
Revenue from stream interest	966,816	642,967
Depletion	(338,616)	(335,822)
Net income and comprehensive income for the period	$584,013	$280,507

METALLA ROYALTY & STREAMING LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2020 AND 2019

(Expressed in Canadian Dollars, unless otherwise stated)

6. TRADE AND OTHER PAYABLES

	As at
	August 31,	May 31,
	2020	2020
Trade payables and accrued liabilities	$451,161	$1,300,582
Payables on acquisitions	344,923	335,045
Lease liability	-	3,881
Taxes payable	224,125	209,818
Total trade and other payables	$1,020,209	$1,849,326

7. LOANS PAYABLE

	Convertible	Other
	loan facility	loans	Total
As at May 31, 2019	$-	$2,798,975	$2,798,975
Additions	7,000,000	-	7,000,000
Allocation of conversion feature	(2,782,318)	-	(2,782,318)
Interest expense	844,425	69,833	914,258
Repayments	(466,667)	(2,799,563)	(3,266,230)
Currency translation adjustments	-	(69,245)	(69,245)
As at May 31, 2020	$4,595,440	$-	$4,595,440
Conversion	(4,022,337)	-	(4,022,337)
Additions	5,000,000	-	5,000,000
Allocation of conversion feature	(1,246,428)	-	(1,246,428)
Interest expense	262,653	-	262,653
Interest payments	(135,415)	-	(135,415)
As at August 31, 2020	$4,453,913	$-	$4,453,913

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") of $12,000,000 with Beedie Capital ("Beedie") to fund acquisitions of new royalties and streams. The Loan Facility consisted an initial advance of $7,000,000, with the remaining $5,000,000 available for subsequent advances in minimum tranches of $1,250,000. The facility carried an interest rate of 8.0% on amount advanced and 2.5% on standby funds available, with the principal repayment due on April 21, 2023. Per the Loan Facility, at the option of Beedie, principal outstanding could be converted into common shares of the Company at a conversion price of $5.56 per share.

In August 2019, the Company drew down the initial advance of $7,000,000, of which $4,217,682 was allocated to the liability portion and the residual value of $2,782,318 was allocated to the conversion feature as equity and a deferred tax liability of $751,226 related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized in equity reserves. The effective interest rate on the liability was 23.5% per annum, with an expected life of four years.

METALLA ROYALTY & STREAMING LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2020 AND 2019

(Expressed in Canadian Dollars, unless otherwise stated)

7. LOANS PAYABLE (cont'd…)

On August 6, 2020, the Company completed an amendment with Beedie on its Loan Facility (the "Loan Amendment").  As part of the Loan Amendment the following items of the Loan Facility were amended:

  Beedie converted $6,000,000 of the $7,000,000 drawn down on the Loan Facility in 2019 at a conversion price of $5.56 per share for a total of 1,079,136 common shares of the Company.  The conversion price on the remaining $1.0 million will remain at $5.56 per share;
  the Company drew down the remaining undrawn $5,000,000 available from the Loan Facility and the conversion price for this drawn $5,000,000 million was repriced from $5.56 to $9.90 per share;
   the Loan Facility was increased by an aggregate $20,000,000.  All future advances from the additional $20,000,000 will have a minimum amount of $2,500,000  and each advance will have its own conversion price based on a 20% premium to the 30-day Volume Weighted Average Price (“VWAP”) of the Company’s shares on the date of such advance;
  if for a period of 30 consecutive trading days the 30-day VWAP is at a 50% premium above any or all of the conversion prices, the Company may elect to convert the principal amount outstanding under the Loan Facility at the respective conversion prices;
  the standby fee on all undrawn funds available under the Loan Facility will bear an interest rate of 1.5% (previously 2.5%), the interest rate on all drawn funds will remain unchanged at 8.0%; and
  the maturity date remains unchanged with principal payment due April 21, 2023.

Following this conversion and draw down, under the Loan Facility and the Loan Amendment (together the "Amended Loan Facility") the Company has $1,000,000 outstanding with a conversion price of $5.56, $5,000,000 outstanding with a conversion price of $9.90 per share, and has $20,000,000 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

In August 2020, the Company drew down $5,000,000 from the Amended Loan Facility of which $3,753,572 was allocated to the liability portion and the residual value of $1,246,428 was allocated to the conversion feature as equity reserves. A deferred tax liability of $336,536 related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately three years.

In August 2020, as per the terms of the Loan Amendment, Beedie converted $6,000,000 of the initial draw-down on the Loan Facility in 2019 at a conversion price of $5.56 per share for a total of 1,079,136 common shares of the Company.  Upon conversion the Company derecognized $4,022,337 from the liability, and $2,384,844 from equity reserves and transferred $6,407,181 to share capital.  The Company also recorded a deferred income tax expense of $533,969 with an offset to equity reserves to unwind a portion of the deferred taxes that were recognized in August 2019 upon the first draw-down.

For the three months ended August 31, 2020, the Company recognized finance charges of $144,808 (2019 - $336,098) related to costs associated with the Amended Loan Facility including standby fees on the undrawn portion of the Amended Loan Facility, as well as set up and other associated costs.

METALLA ROYALTY & STREAMING LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2020 AND 2019

(Expressed in Canadian Dollars, unless otherwise stated)

8. REVENUE

	Three months ended
	August 31,
	2020	2019
Wharf royalty	$442,020	$-
Joaquin royalty	10,367	-
Endeavor stream	-	160,298
Total revenue	$452,387	$160,298

The Company operates in one industry and has one reportable segment, which is reviewed by the chief operating decision maker. For the three months ended May 31, 2020, the Company recognized revenue from three of its royalties and streams  as shown above.

9. INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	Three months ended
	August 31,
	2020	2019
		(Note 14)
Loss before income taxes	$(1,685,762)	$(1,580,145)
Canadian federal and provincial income tax rates	27. 00%	27.00%
Expected income tax expense (recovery) at statutory income tax rate	(455,156)	(426,639)
Difference between Canadian and foreign tax rate	(21,652)	(9,714)
Permanent differences	185,758	146,316
Changes in unrecognized deferred tax assets	483,948	(774,271)
Other adjustments	21,221	(51,911)
Total income tax expense (recovery)	214,119	(1,116,219)

Current income tax expense (recovery)	50,065	(731,804)
Deferred income tax expense (recovery)	164,054	(384,415)

METALLA ROYALTY & STREAMING LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2020 AND 2019

(Expressed in Canadian Dollars, unless otherwise stated)

10. SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value.

Issued Share Capital

As at August 31, 2020, the Company had 37,715,986 common shares issued and outstanding (May 31, 2020 - 35,114,048).

During the three months ended August 31, 2020, the Company:

  issued 899,201 common shares for the acquisition of royalty and stream interests;
  issued 1,079,136 common shares related to the partial conversion of the Loan Facility;
  issued 512,476 common shares related to the exercise of share purchase warrants; and
  issued 111,125 common shares related to the vesting of RSUs, and the exercise of stock options.

During the year ended May 31, 2020, the Company:

  issued 359,695 common shares for the acquisition of royalty and stream interests;
  issued 959,698 common shares related to the exercise of share purchase warrants; and
  issued 656,408 common shares related to the vesting of RSUs, and the exercise of stock options.

Stock Options

The Company has adopted a stock option plan approved by the Company's shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for RSUs. The vesting terms, if any, are determined by the Company's Board of Directors at the time of the grant.

The continuity of stock options for the three months ended August 31, 2020 was as follows:

	Weighted
	average	Number
	exercise price	outstanding
As at May 31, 2019	$2.30	2,171,873
Granted	7.66	600,000
Exercised	1.71	(565,603)
Cancelled/Expired	2.32	(3,125)
As at May 31, 2020	$3.91	2,203,145
Exercised	2.59	(36,125)
As at August 31, 2020	$3. 93	2,167,020

METALLA ROYALTY & STREAMING LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2020 AND 2019

(Expressed in Canadian Dollars, unless otherwise stated)

10. SHARE CAPITAL (cont'd…)

As at August 31, 2020, the weighted average remaining life of the stock options outstanding was 2.97 years (May 31, 2020 - 3.21 years). The Company's outstanding and exercisable stock options as at August 31, 2020 and their expiry dates are as follows:

	Exercise	Number	Number
Expiry date	price	outstanding	exercisable
July 15, 2021	$0.84	41,666	41,666
November 30, 2021	1.32	116,666	116,666
March 6, 2022	2.32	93,750	93,750
July 31, 2022	2.16	435,250	435,250
March 1, 2023	2.56	243,750	243,750
September 17, 2023	2.92	326,563	229,688
January 4, 2024	3.24	309,375	215,627
January 15, 2025	7.66	600,000	150,000
Total		2,167,020	1,526,397

Share Purchase Warrants

The continuity of share purchase warrants for the three months ended August 31, 2020 was as follows:

	Weighted
	average	Number
	exercise price	outstanding
As at May 31, 2019	$3.95	1,690,893
Exercised	3.62	(959,698)
As at May 31, 2020	4.39	731,195
Exercised	4.43	(512,476)
As at August 31, 2020	$4. 30	218,719

The Company’s outstanding share purchase warrants as at August 31, 2020 and their expiry dates are as follows:

Expiry date	Exercise	Number
	price	outstanding
September 4, 2020 (1)	$4.68	179,136
November 8, 2020	3.40	18,750
August 30, 2021	1.80	20,833
Total		218,719

(1) On August 6, 2020, pursuant to the terms of the underlying agreements, the Company announced the acceleration of the expiry dates of certain warrants to September 4, 2020, in prior periods these warrants had expiry dates of December 31, 2020 and January 4, 2021.

METALLA ROYALTY & STREAMING LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2020 AND 2019

(Expressed in Canadian Dollars, unless otherwise stated)

10. SHARE CAPITAL (cont'd…)

Restricted Share Units

The Company has adopted an RSU plan approved by the Company's shareholders. The maximum number of RSUs that may be reserved for issuance under the plan is limited to 442,701. The vesting terms, if any, are determined by the Company's Board of Directors at the time of issuance. The continuity of RSUs for the three months ended August 31, 2020 was as follows:

Number
outstanding
As at May 31, 2019	-
Granted	171,805
Exercised	(90,805)
As at May 31, 2020	81,000
Granted	205,000
Vested	(75,000)
As at August 31, 2020	211,000

Share-based payments

For the three months ended August 31, 2020, in accordance with the vesting terms of the stock options granted, the Company recorded a charge to share-based payments expense of $538,324 (2019 - $318,470) with an offsetting credit to reserves.

For the three months ended August 31, 2020, in accordance with the vesting terms of the RSUs granted, the Company recorded a charge to share-based payments expense of $147,370 (2019 - $218,434) with offsetting credits of $28,918 and $118,452 (2019 - $38,434 and $180,000) to share capital and reserves, respectively.

11. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Three months ended
	August 31,
	2020	2019
Salaries and fees (1)	$146,197	$146,564
Share-based payments	414,032	468,521
	$560,229	$615,085

(1) The services of the Chief Financial Officer ("CFO") of the Company are provided through a management services company, Seaboard Services Corp., which bills the Company for various administrative and regulatory services on a monthly basis and included within the monthly amount is the cost of the CFO which is not billed separately. For the three months ended August 31, 2020, the Company was billed $43,500 (2019 - $43,500) by the management services company and part of that amount was for the CFO services, such amount is not included in the table above.

As at August 31, 2020, the Company had $42,726 (May 31, 2020 - $590,357) due to directors and management related to salary, fees, and/or reimbursements, which have been included in accounts payable and accrued liabilities.

METALLA ROYALTY & STREAMING LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2020 AND 2019

(Expressed in Canadian Dollars, unless otherwise stated)

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant Non-Cash Investing and Financing Activities

During the three months ended August 31, 2020, the Company:

a) issued 1,079,136 common shares, valued at $6,407,181, for the partial conversion of the Loan Facility (Note 7);

b) issued 899,201 common shares, valued at $6,474,247, for the acquisition of the Wharf GVR (Note 4);

c) reallocated $146,630 from reserves for 75,000 RSUs that vested;

d) reallocated $51,103 from reserves for 36,125 stock options exercised; and

e) reallocated $221,996 from reserves for 512,476 share purchase warrants exercised.

During the three months ended August 31, 2019, the Company:

a) issued 2,574 common shares, valued at $11,123, for the acquisition of the Alamos NSR;

b) entered into an agreement to sell the Tower Mountain project for $150,000 (offset against pre-production royalty payable to the original owner) and a 2.0% NSR royalty interest on the property;

c) reallocated $509,204 from reserves for 295,417 stock options exercised; and

d) reallocated $120,613 from reserves for 104,949 share purchase warrants exercised.

13. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	As at
	August 31,	May 31,
	2020	2020
Financial assets
Amortized cost:
Cash	$8,486,134	$4,695,653
Other receivables	49,287	51,099
Fair value through profit or loss:
Royalty and stream receivables	203,499	-
Marketable securities	88,000	36,000
Total financial assets	$8,826,920	$4,782,752

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$1,020,209	$1,635,627
Loans payable	4,453,913	4,595,440
Total financial liabilities	$5,474,122	$6,231,067

METALLA ROYALTY & STREAMING LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2020 AND 2019

(Expressed in Canadian Dollars, unless otherwise stated)

13. FINANCIAL INSTRUMENTS (cont'd…)

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Marketable securities are classified within Level 1 of the fair value hierarchy. Royalty, stream receivable (if any) includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity forward prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company's loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates.

Capital risk management

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at August 31, 2020 are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined from the prior year.

Liquidity risk

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's non‐current liability are disclosed in Note 7. All current liabilities are settled within one year.

METALLA ROYALTY & STREAMING LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2020 AND 2019

(Expressed in Canadian Dollars, unless otherwise stated)

13. FINANCIAL INSTRUMENTS (cont'd…)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, and the United States and incurs expenditures in currencies other than Canadian dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at August 31, 2020, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $36,000 in the Company's pre-tax income or loss.

14. PRIOR PERIOD ADJUSTMENT

In August 2019, the Company drew down an initial advance of $7,000,000 on its convertible loan facility (Note 7).  In the Company's financial statements for the three months ended August 31, 2019, the Company allocated $4,217,682 to the liability portion and the residual $2,782,318 was allocated to the conversion feature within equity reserves, however at that time no amount was recorded related to any taxable temporary differences.  While preparing the Company's annual financial statements for the twelve months ended May 31, 2020, the Company reassessed the conversion feature recorded within equity reserves.  Upon further analysis it was determined that a deferred tax liability of $751,226 related to a taxable temporary difference arising from the equity portion of the convertible loan should also be recorded in equity reserves and this amount was recorded in the Company's annual financial statements for the twelve months ended May 31, 2020.  As the $751,226 amount recorded at year-end was related to a transaction that initially took place during the three months ended August 31, 2019, the Company has decided to adjust the related prior period comparative amounts for the three months ended and as at August 31, 2019, to reflect the recognition of the deferred tax related to the convertible debenture in the period when it first occurred. As a result of this adjustment the following amounts were adjusted:

	Three months ended
	August 31, 2019
	Previously
	reported	Restated
	amount	amount	Change
Deferred income tax recovery (expense)	$(366,811)	$384,415	$751,226
Net loss	(1,215,152)	(463,926)	751,226

The amounts in the table above were corrected on the statement of loss and comprehensive loss, and the statement of cash flows.  In addition, the allocation of conversion feature in the statement of changes in equity changed from the previously reported amount of $2,782,318 to $2,031,092.  Net loss in the statement of changes on equity also changed consistent with the table above.

Please note all comparative amounts that changed due to the correction of the error disclosed above were changed as required and all comparative numbers disclosed within these statements reflect the above noted adjustments.

METALLA ROYALTY & STREAMING LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2020 AND 2019

(Expressed in Canadian Dollars, unless otherwise stated)

15. EVENTS AFTER REPORTING DATE

Subsequent to August 31, 2020, the Company:

  announced that it had entered into an equity distribution agreement with a syndicate of agents (collectively, the "Agents") to establish an At-The-Market equity program (the "ATM Program").  Under the ATM Program the Company may distribute up to US$20,000,000 million (or the equivalent in Canadian Dollars) in common shares of the Company (the "Offered Shares").  The Offered Shares will be sold by the Company, through the Agents, to the public from time to time, at the Company's discretion, at the prevailing market price at the time of sale;

  announced that it had entered into a purchase and sale agreement with Morgan Stanley Capital Group Inc. to acquire an existing 27.5% price participation royalty interest on Karora Resources Inc.'s operating Higginsville Gold Operation ("Higginsville") for up to US$6,500,000 in common shares of Metalla based on the fifteen day VWAP on the NYSE prior to closing, less any royalty payments received by Morgan Stanley prior to the closing of the transaction.  The royalty is a 27.5% price participation royalty interest on the difference between the London pm fix gold price and A$1,340/oz on the first 2,500 ounces per quarter for a cumulative total of 34,000 ounces of gold.  Higginsville is a low-cost open pit gold operation in Higginsville, Western Australia.  The transaction has received the required regulatory approvals and is expected to close in the calendar fourth quarter of 2020; and

  completed the previously announced acquisition of a 2.5% NSR royalty on Fosterville in Victoria, Australia for total consideration of AUD$2.0 million in cash and 467,730 common shares (valued at $10.83 per share on September 28, 2020) of the Company.